August 12, 2005

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0404

Attn: Ms. Pamela Long

Re:	Constar International Inc.
Amendment No. 3 to Registration Statement on Form S-4 filed August 12, 2005
File No. 333-124731

Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 000-16496

Ladies and Gentlemen:

Constar International Inc. (“Constar” or the “Company”) has today filed Amendment No. 3 to its Registration Statement on Form S-4 (Registration No. 333-124731). Constar has authorized us to provide the following responses to the comments raised in your letter dated August 4, 2005 to Michael J. Hoffman. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Exhibit 5.1

1.	We note the statement “we have relied upon the opinion of this firm” in rendering the opinion; however, no firm is specified. Please revise to state that you have relied upon the opinion of Dechert LLP in London, England.

The legal opinion filed as Exhibit 5.1 has been revised to state that it is relying on the opinion of Dechert LLP in London, England.

Exhibit 5.2

2.	We note your response to prior comment six. We believe that qualifications 1 and 2 should be deleted. We would not object if you assumed that your review of the Companies House records and the enquiry at the Central Registry of Winding up Petitions were accurate and had not changed since your review and enquiry. You may also state that you have relied upon the company’s representation that it has not instituted winding up proceedings or been notified of such proceedings, as well as any other administrative proceedings.

The legal opinion filed as Exhibit 5.2 has been revised in accordance with the staff’s comments.

Securities and Exchange Commission

August 12, 2005

If you have any questions regarding this filing, please contact the undersigned at 215.994.2823, Graham Laub at 215.994.2836 or Megan Knott at 215.994.2415.

Very truly yours,

/S/    WILLIAM G. LAWLOR